UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PGIM Private Real Estate Fund, Inc.

(Name of Issuer)

Class I common stock, par value $0.001
Class S common stock, par value $0.001
Class D common stock, par value $0.001
Class T common stock, par value $0.001

(Title of Class of Securities)

69419Y105 (Class I common stock)
69419Y303 (Class S common stock)
69419Y204 (Class D common stock)
69419Y402 (Class T common stock)

(CUSIP Number)

Andrew French

c/o The Prudential Insurance Company of America

751 Broad Street

Newark, NJ 07102

(973) 367-2396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON PGIM Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock (See Item 4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Class I common stock 100% of Class S common stock 100% of Class D common stock 100% of Class T common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSON The Prudential Insurance Company of America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,851,926.127 shares of Class I common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,851,926.127 shares of Class I common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,926.127 shares of Class I common stock (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class I common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSON Prudential Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,851,926.127 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,851,926.127 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,851,926.127 shares of Class I common stock; 1,041.983 shares of Class S common stock; 1,051.891 shares of Class D common stock; 1,041.983 shares of Class T common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class I common stock 100% of Class S common stock 100% of Class D common stock 100% of Class T common stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2023, as amended by amendment No. 1 thereto filed with the Commission on March 18, 2024, amendment No. 2 filed with the Commission on June 24, 2024, amendment No. 3 filed with the Commission on October 10, 2024, and amendment No. 4 filed with the Commission on November 27, 2024 (as amended, the “Schedule 13D”) related to the Class I shares of common stock, par value $0.001 per share (the “Class I Shares”), Class S shares of common stock, par value $0.001 per share (the “Class S Shares”), Class D shares of common stock, par value $0.001 per share (the “Class D Shares”) and Class T shares of common stock, par value $0.001 per share (the “Class T Shares” and collectively, the “Common Stock”) of PGIM Private Real Estate Fund, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are at 655 Broad Street, Newark, New Jersey 07102.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

As of the date hereof, PGIM Strategic Investments, Inc. directly holds 1,041.983 Class S Shares, 1,051.891 Class D Shares, and 1,041.983 Class T Shares. The Prudential Insurance Company of America directly holds 4,851,926.127 Class I Shares. Prudential Financial Inc. may be deemed the beneficial owner of the Common Stock owned directly by PGIM Strategic Investments, Inc. and The Prudential Insurance Company of America.

On December 13, 2024, The Prudential Insurance Company of America purchased 71,633.238 Class I Shares at $27.92 per Class I Share for an aggregate purchase price of $2,000,000.00, which was paid for from The Prudential Insurance Company of America’s invested capital.

Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date hereof, PGIM Strategic Investments, Inc. directly holds an aggregate of 1,041.983 Class S Shares, representing 100% of the outstanding Class S Shares; an aggregate of 1,051.891 Class D Shares, representing 100% of the outstanding Class D Shares; and an aggregate of 1,041.983 Class T Shares, representing 100% of the outstanding Class T Shares. PGIM Strategic Investments, Inc. is an indirect wholly-owned subsidiary of Prudential Financial, Inc., and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

The Prudential Insurance Company of America directly holds an aggregate of 4,851,926.127 Class I Shares, representing 99.9% of the outstanding Class I Shares. The Prudential Insurance Company of America is a wholly-owned subsidiary of Prudential Financial, Inc., and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Stock since the filing of Amendment No. 4 on November 27, 2024.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

The Prudential Insurance Company of America

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President